SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: June 2003

                                   Disco S.A.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                         ------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

          Registrant's telephone number, international: +54-11-964-8017
                                                        ---------------

                                    001-14292
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 18, 2003, Disco S.A. (the "Company") announced its intention to redeem the entire outstanding principal amount of the Company's US$250,000,000 9 7/8% Notes Due 2008 (the "Notes"). A copy of the press release is attached hereto as
Exhibit 1.

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

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Disco S.A.

Date: June 19, 2003                By: /s/ Lucas Gerardus Baptist de Jong
                                      ------------------------------------------
                                      Name:  Lucas Gerardus Baptist de Jong
                                      Title:  Vice President acting as President

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

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description
-------        -----------

1.             Press Release announcing the redemption of the Company's Notes.

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

                                                                       Exhibit 1

Contacts:                                                           [DISCO LOGO]
Fabian Martinez
Investor Relations
Disco S.A.
Tel.: (54-11) 4964-8013
Fax: (54-11) 4964-8039
e-mail: Fmartine@disco.com.ar

                DISCO S.A. ANNOUNCES CALL FOR REDEMPTION OF NOTES

BUENOS AIRES, June 18, 2003 -- Disco S.A., a leading Argentine supermarket chain, announced today its intention to call for redemption of the entire outstanding principal amount of the Company's US$250,000,000 9 7/8% Notes Due 2008 (the "Notes").

The Notes will be redeemed in whole on July 22nd, 2003, (the "Redemption Date"), at a redemption price equal to 104.9375% of the principal amount thereof (the "Redemption Price"), together with accrued interest to, but excluding, the Redemption Date.

Disco, a leading supermarket chain in Argentina, which operates to-date 236 stores representing a total selling surface of more than 294,000 square meters, is controlled by Koninklijke Ahold N.V. ("Royal Ahold").

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